
Mail Stop 3030

June 26, 2009

Via U S Mail and FAX [(201) 432-9542]

Daniel Bernstein
President and Chief Executive Officer
Bel Fuse, Inc.
206 Van Vorst Street
Jersey City, New Jersey 07302

>   **Re: Bel Fuse, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed on March 13, 2009**
>   **File No. 0-11676**

Dear Mr. Bernstein:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Daniel Bernstein

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1.   We note on page F-33 that sales to two of your customers represent more than 10% of your total sales and that the loss of one or both of these customers could have a material adverse effect on you. Please tell us where you have disclosed the names of these customers, or identify them in future filings. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 46

2.   You disclose that fluctuations in U.S. Dollar exchange rates against certain foreign currencies could significantly impact your consolidated results of operations. In light of this disclosure, please tell us how you determined that your market risk disclosure about foreign currencies is complete under the guidance from Item 305 of Regulation S-K.

Item 11. Executive Compensation, page 49

3.   We note in your Part III information incorporated from your proxy statement your disclosure about how annual salaries are set to "compensate them for their day to day responsibilities" and that levels are determined in December with adjustments for "performance during the year," "overall company performance" and "cost-of living considerations." Please describe specifically how these factors were used to make compensation decisions during the applicable periods. In the appropriate location in the disclosure, expand to describe the individual goals that are considered in making compensation decisions. Please see instruction 3 to Item 402(b) of Regulation S-K.

4.   We note you state on page 8 of your proxy that you do not prepare formal benchmarking studies, but do "compare our salaries and other elements of compensation." Item 402(b)(2)(xiv) of Regulation S-K requires you to disclose "whether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies)." Therefore, regardless of whether you prepare formal benchmarking studies, if you engage in benchmarking comparisons, you should provide the disclosure requested by Item 402(b)(2)(xiv). This disclosure would include identifying the companies compared, the elements of compensation that are benchmarked and how such benchmarks are determined. For example, please disclose whether you compared yourself to the 50th percentile benchmark, a range of benchmarks or otherwise.

Mr. Daniel Bernstein
Bel Fuse, Inc.

5.   We note your disclosure on the top of page 9 that bonuses would be paid if "we determine whether our corporate performance justifies the payment of bonuses the payment of cash bonuses to our associates." In future filings, please clarify:

- who makes the decision to grant bonuses;
- what corporate performance is evaluated in the decision to grant bonuses;
- how you determine the amount of each named executive officer's bonus; and
- whether the reference to associates in your disclosure is limited to named executive officers, or other employees.

For example, your disclosure should describe how you determined the $122,500 granted to your named officers was appropriate and how it was distributed between those officers. If appropriate, your disclosure should indicate whether the bonus amount is based on qualitative or quantitative factors and the existence of performance targets.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 49

6.   Please tell us where you have identified the beneficial owner of more than five percent of any class of the registrant's voting securities as required by Item 403(a) of Regulation S-K. For example, we note a number of Schedule 13D and 13G filings on EDGAR.

Item 13. Certain Relationships and Related Party Transactions and Director Independence, page 49

7.   Please tell us where you have provided the disclosure requested by Item 404 of Regulation S-K, including the disclosure requested by Item 404(b). Specifically, please tell us why you have not disclosed the transaction described in Note 17 on page F-43.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 29

8.   With respect to the unsecured credit agreement, in future filings please disclose the status of the covenant violation referred to in your Form 10-K as of December 31, 2008. If not resolved, please also describe the potential impact on your ability to utilize the credit line.

Item 4. Controls and Procedures, page 34

9.   We see your disclosure that over a period of 8 years an employee was able fabricate records related to stock options, the Company's 401(k) plan and the Company's profit sharing plan for his personal benefit.   Please tell us how you evaluated this matter in assessing whether there was material weakness in internal controls over financial reporting during the affected periods as defined in Rule 1-02(a)(4) of Regulation S-X.

                                   * * * * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel Bernstein
Bel Fuse, Inc.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Jay Mumford, Attorney-Adviser, at (202) 551-3637 with any other questions.

Sincerely,

Gary R. Todd
Reviewing Accountant